UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Spirit Airlines, Inc.

(Name of Subject Company)

Sundown Acquisition Corp.

(Offeror)

a direct wholly-owned subsidiary of

JetBlue Airways Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Brandon Nelson

General Counsel and Corporate Secretary

27-01 Queens Plaza North

Long Island City

New York, NY 11101

(718) 286-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Daniel Litowitz

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$313,346.74	Filing Party:	JetBlue Airways Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	May 16, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), and (ii) JetBlue, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by JetBlue and the Purchaser. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 16, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on May 16, 2022, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on May 16, 2022, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 5, 6 and 11.

The Offer to Purchase and Items 5, 6 and 11 of the Schedule TO, to the extent such Items 5, 6 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in Section 11 “Background of the Offer; Other Transactions with Spirit” is hereby amended as follows:

1.	the fifth to last paragraph of the section is hereby amended and restated in its entirety to read as follows:

On May 16, 2022, JetBlue issued a press release announcing that it was commencing the Offer. Shortly thereafter, JetBlue filed with the SEC a Schedule TO containing this Offer to Purchase, the Letter of Transmittal and related documents, and on the same day, JetBlue filed the required notification and report form under the HSR Act to begin antitrust review of the proposed combination with Spirit. In connection with filing such required notification and report form, a representative of Shearman & Sterling, on behalf of JetBlue, confirmed to representatives of the Antitrust Division that JetBlue would divest all Spirit assets located in New York City and Boston Logan International Airport and five Spirit gates, and associated ground facilities, at Fort Lauderdale-Hollywood International Airport.

2.	the section is hereby amended and supplemented by adding the following paragraphs at the end:

On May 23, 2022, JetBlue received a letter from Spirit in response to its demand letter, under Section 220 of the DGCL, demanding the right to inspect certain books and records of Spirit relating to the Spirit Board’s determination that the Offer was not, and was not reasonably likely to lead to, a Superior Proposal and the independence and disinterestedness of the members of the Spirit Board generally and with respect to such determination (such demand letter, the “Books and Records Demand Letter”). In such letter, Spirit denied JetBlue’s request for information contained in the Books and Records Demand Letter as, according to Spirit, JetBlue’s request purportedly did not satisfy the requirements under Section 220 of the DGCL that would entitle JetBlue to inspect certain books and records of Spirit to enable JetBlue to determine if the Spirit Board violated its fiduciary duties in connection with its consideration of the Offer or whether the members of the Spirit Board were in fact independent and disinterested.

Also on May 23, 2022, JetBlue received a letter from Spirit in response to its demand letter, under Section 220 of the DGCL, demanding the right to inspect, among other items, a complete list of Spirit stockholders (as of May 6, 2022 and the most recent available date as of the time of each inspection by JetBlue) (such demand letter, the “Stockholder List Demand Letter”). In such letter, Spirit communicated that it was prepared to provide JetBlue with the information requested in the Stockholder List Demand Letter subject to JetBlue entering into a confidentiality agreement and advancing certain expenses of Spirit in connection with providing the information requested in the Stockholder List Demand Letter.

On May 24, 2022, JetBlue and Spirit executed the confidentiality agreement contemplated by the Stockholder List Demand Letter. JetBlue expects to deliver to Spirit the payment for the advancement of expenses contemplated by the Stockholder List Demand Letter no later than May 26, 2022.

Item 11.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in paragraph (iv) of Section 14 “Conditions of the Offer” is hereby amended and restated in its entirety to read as follows to remove the “market decline” condition to the Offer relating to the decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10%, measured from the close of business on May 13, 2022:

(iv) there occurs: (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (b) any change in the general, political, market, economic or financial conditions in the United States, Europe or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Spirit and its subsidiaries, taken as a whole, or JetBlue and its subsidiaries, taken as a whole; (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Europe, Germany or other jurisdictions in which we or Spirit have substantial businesses; (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates or the markets therefor (including any suspension of, or limitation on, such markets); (e) the commencement (or material worsening after the date of the Offer) of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Europe or any attack on or outbreak or act of terrorism involving the United States or Europe; (f) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing; or (g) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by deleting exhibit (b)(1) in its entirety and replacing it with the following:

(b)(i)*	Commitment Letter, dated May 16, 2022, by and among Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., and JetBlue Airways Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by JetBlue Airways Corporation with the U.S. Securities and Exchange Commission on May 23, 2022).

107	Filing Fee Table.

*

Portions of this exhibit have been omitted and will separately be filed with the Securities and Exchange Commission in connection with a request for confidential treatment pursuant to 17 CFR 240.24b-2. The location of the redacted confidential information is indicated in the exhibit as “[***]”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2022
SUNDOWN ACQUISITION CORP.

	By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

JETBLUE AIRWAYS CORPORATION

	By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(b)(i)*	Commitment Letter, dated May 16, 2022, by and among Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., and JetBlue Airways Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by JetBlue Airways Corporation with the U.S. Securities and Exchange Commission on May 23, 2022).

107	Filing Fee Table.

*

Portions of this exhibit have been omitted and will separately be filed with the Securities and Exchange Commission in connection with a request for confidential treatment pursuant to 17 CFR 240.24b-2. The location of the redacted confidential information is indicated in the exhibit as “[***]”.